                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                       ----------------------------------

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.

                  For the fiscal year ended December 31, 2003

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-31486

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      WEBSTER BANK EMPLOYEE INVESTMENT PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Webster Financial Corporation
                                  Webster Plaza
                               Waterbury, CT 06702
                            Telephone (203) 578-2476

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                          YEAR ENDED DECEMBER 31, 2003,
                       ONE DAY ENDED DECEMBER 31, 2002 AND
                          YEAR ENDED DECEMBER 30, 2002

     (WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                                      INDEX

Report of Independent Registered Public Accounting Firm  ......................................................     1

Financial Statements:

     Statements of Net Assets Available for Benefits............................................................     2

     Statements of Changes in Net Assets Available for Benefits.................................................     3

     Notes to Financial Statements .............................................................................  4-16

Supplemental Schedules:
     Schedule H, Line 4i - Schedule of Assets (held at December 31, 2003) ......................................    17

     Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee
     Retirement Income Security Act of 1974 (ERISA) and Department of Labor
     Regulations have not been included herein as the information is not applicable.

Signatures .....................................................................................................    19

Exhibit Index...................................................................................................    20

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Webster Bank:

We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003 and the one-day ended December 31, 2002 and the year ended December 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan, as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 and the one day ended December 31, 2002 and the year ended December 30, 2002 in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Hartford, Connecticut
June 11, 2004

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                       December 31,              December 31,
                                                           2003                     2002
                                                    ------------------          -------------
ASSETS

Investments (cost of $78,828,134                       $    78,547,875             53,114,577
  and $58,467,938)

Loans to participants                                        1,629,530              1,482,141

Receivables:
  Participants                                                 713,679                872,990
  Employer                                                     240,019                306,335

Interest-bearing cash                                           57,426                 16,589
                                                       ---------------          -------------

Total assets                                           $    81,188,529             55,792,632
                                                       ===============          =============

NET ASSETS AVAILABLE FOR BENEFITS                      $    81,188,529             55,792,632
                                                       ===============          =============

See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                              2003                                                 2002
                                                         January 1, 2003            One day ended            December 31, 2001
                                                        December 31, 2003         December 31, 2002          December 30, 2002
                                                       -------------------        -----------------         -------------------
ADDITIONS TO NET ASSETS:
  Net appreciation (depreciation) in fair
    value of investments                               $     13,815,583                    38,160                 (5,328,082)
  Interest and dividends                                      1,222,634                       782                    802,836
                                                       ---------------------------------------------------------------------
  Net investment income (loss)                               15,038,217                    38,942                 (4,525,246)

Contributions:
    Participant contributions                                 7,864,761                    33,896                  6,339,323
    Participant rollover transfers                            1,549,100                         -                  1,602,428
    Employer                                                  3,687,988                    12,113                  2,381,527
                                                       ---------------------------------------------------------------------

    Total additions                                          28,140,066                    84,951                  5,798,032

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                               2,720,500                         -                  2,773,187
  Miscellaneous expenses                                         23,669                         -                      9,360
                                                       ---------------------------------------------------------------------

  Total deductions                                            2,744,169                         -                  2,782,547
                                                       ---------------------------------------------------------------------

  Net increase                                               25,395,897                    84,951                  3,015,485

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of period                                        55,792,632                55,707,681                 52,692,196
                                                       ---------------------------------------------------------------------

  END OF PERIOD                                        $     81,188,529                55,792,632                 55,707,681
                                                       =====================================================================

      See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

      The following brief description of the Webster Bank Employee Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

      (a)   General

      The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. The Plan was initially adopted effective as of October 1, 1984. Subsequent to this date, the Plan has been amended on various dates for reasons that include: certain legislative and regulatory changes, employer name change, plan merger, plan name change, plan year changes and various acquisitions. The Plan is sponsored and administered by Webster Bank (the "Bank"), a subsidiary of Webster Financial Corporation ("Webster" or the "Company"). Effective April 21, 2004, the Plan sponsor changed its name to Webster Bank, N.A. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries, who are members of the controlled group. The Plan also covers certain subsidiaries of Webster who are members of the controlled group. To be eligible to participate in the Plan, an employee must have attained age 21 and have completed one year of service (at least 1,000 hours of service). Participants in the Plan may change their contribution amounts and cease contribution at any time during the plan year. All investments in the Plan are participant directed with the exception of the unvested value sharing portion of participants' accounts. Participation in the Plan is completely voluntary. Refer to Notes 1(b), (c) and 9 within this report for further information on the value sharing component of the Plan.

      On November 7, 2003, Webster acquired North American Bank and Trust Company ("NABT"). The Plan was amended during the 2003 plan year to cover the former employees of NABT. All services provided by the former employees of NABT prior to the acquisition date will constitute services rendered for the purpose of meeting eligibility requirements for participation and vesting under the Plan. The former employees of NABT became eligible to participate in the Plan on or about December 4, 2003. NABT became a member of the Plan's controlled group. Prior to the acquisition, NABT maintained a 401(k) Plan. The NABT plan was scheduled to be terminated and did not merge with the Plan.

      Effective November 1, 2003, the following investment funds were eliminated as investment options under the Plan: American New Perspective Fund, American Fundamental Investors Fund, American Bond Fund of America, American Europacific Growth Fund, American Balanced Fund, UBS PaineWebber Trust Stable Value Fund, Seligman Capital Fund, UBS Tactical Allocation Fund, Dreyfus Founders Discovery Fund and MFS Mass Investors Growth Stock Fund.

         Effective November 1, 2003, the following investment funds were added:
PIMCO Total Return Fund-Administrative Class, Fidelity Equity Income Fund, Fidelity Growth Company Fund, Fidelity Balanced Fund, Fidelity Worldwide Fund, Fidelity Diversified International Fund, Fidelity Dividend Growth Fund, Fidelity Mid-Cap Stock Fund, Fidelity Small-Cap Stock Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Spartan Total Market Index, Fidelity Short-Term Bond Fund, Fidelity Retirement Money Market, Fidelity Managed Income Portfolio, Fidelity Freedom 2040 Fund and Fidelity Inflation Protected Bond. These changes in the investment fund options were made in conjunction with the change in the Plan trustee and record keeper during the 2003 plan year.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

      The Plan was amended and restated for several new provisions effective November 1, 2003. Newly-hired employees will become eligible to participate in the Plan as soon as they have completed one year of service and have reached age
21. Employees can change the amount of their pre-tax contributions at any time during the plan year. The Plan had additional amendments during the 2003 plan year that are further discussed in Note 8 within this report.

      During the 2003 plan year, the record keeper was changed from Wystar Global Retirement Solutions to Fidelity Investments Institutional Operations Company, Inc. and the trustee was changed to Fidelity Management Trust Company from Riggs Bank, N.A. Refer to Note 8 within this report for further information concerning the record keeper and trustee change.

      On July 23, 2003, Webster acquired LJF Insurance Services ("LJF"). The Plan was amended during the 2003 plan year to cover the employees of LJF. All services provided by the employees of LJF prior to the acquisition date will constitute services rendered for the purpose of meeting eligibility requirements for participation and vesting under the Plan. LJF became a member of the Plan's controlled group. Prior to the acquisition, LJF maintained a 401(k) plan. The LJF plan was scheduled to be terminated and did not merge with the Plan.

      On April 30, 2003, Webster filed a Form S-8 with the Securities and Exchange Commission for the purpose of registering an additional 375,000 shares of Webster common stock, par $.01 to be issued pursuant to the Plan.

      On January 24, 2003, Webster acquired Budget Installment Corporation ("BIC"). The Plan was amended during the 2003 plan year to cover the employees of BIC. All services provided by the employees of BIC prior to the acquisition date will constitute services rendered for the purpose of meeting eligibility requirements for participation and vesting under the Plan. BIC became a member of the Plan's controlled group. Prior to the acquisition, BIC maintained a 401(k) plan. The BIC plan was scheduled to be terminated and did not merge with the Plan.

      On January 6, 2003, Webster acquired The Mathog and Moniello Holding Co., Inc. ("Mathog"). The Plan was amended during the 2003 plan year to cover the employees of Mathog. All services provided by these employees prior to the acquisition date will constitute services rendered for the purpose of meeting eligibility requirements for participation and vesting under the Plan. Mathog became a member of the Plan's controlled group. Prior to the acquisition, Mathog maintained a 401(k) plan. The Mathog plan was terminated and did not merge with the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

(b)   Contributions

      Employees who are members of the Plan, could make contributions of 1% to 20% of their pay on a pre-tax basis up to a limit of $12,000 for the 2003 plan year and 1% to 15% on a pre-tax basis up to a limit of $11,000 for the 2002 plan year. Highly compensated employees could make contributions of 1% to 8% of their pre-tax pay for the 2003 and 2002 plan years. Highly compensated employees, as defined in the Internal Revenue Code, are limited in the percent of their compensation which they can defer to the Plan based upon the average percent of compensation deferred by the non-highly compensated group of employees. The Bank contributes a matching contribution to the Plan equal to 50% of the first 6% of a participant's salary deferral contribution. The cost of the matching contribution is allocated among the Bank and the participating subsidiaries of the Bank and Webster. The Bank may also make discretionary contributions to the Plan on behalf of employee participants.

      During 2002, the Plan was amended to incorporate a value sharing component. Under the value sharing component of the Plan, the Bank can make a discretionary profit sharing contribution to the Plan for the benefit of eligible participants below the level of senior vice president. The contributions are invested in Webster common stock and remain invested in such until the participant becomes fully vested in his or her account under Plan guidelines. The value sharing component of the Plan became first effective for the plan year beginning December 31, 2001 and ending December 30, 2002. The first discretionary contribution was made in February 2003. Discretionary profit sharing contributions credited to a value sharing account in the Plan vest based on a graduated vesting schedule with one-third vesting after 2 years, another third after 3 years and the remaining third after 4 years. Any participant who had three or more years of service on December 30, 2002, was considered 100% vested in their value sharing account.

      The nonvested portion of the value sharing accounts totaled $9,193 at December 31, 2003. There was no nonvested portion at December 31, 2002. These funds are not participant directed, as they are invested in Webster common stock until vesting occurs. During 2003, Webster contributed $66,121 to non-vested value sharing accounts, with $2,115 of earnings, $1,899 of forfeitures and $60,942 was transferred to vested accounts.

      The Bank's Board of Directors approved discretionary profit sharing contributions in the amount of $500,000 for the 2003 plan year and $799,288 for the 2002 plan year. These contributions are made in the first quarter of the subsequent year. Refer to Note 9 within this report for further information concerning value sharing discretionary profit sharing contributions.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

The investment alternatives available under the Plan for the 2003 plan year are summarized below:

               FOR THE PERIOD JANUARY 1, 2003 TO OCTOBER 31, 2003

American New Perspective Fund           This fund invests primarily in the
                                        common stocks of companies located
                                        around the world.

American Fundamental Investors Fund     This fund invests primarily in common
                                        stock of large established companies.
                                        This fund may also invest in non-U.S.
                                        securities.

American Bond Fund of America           This fund invests in diversified fixed
                                        income securities.

American Growth Fund of America         This fund invests primarily in common
Class R4                                stocks of companies that seek long-term
                                        capital growth.

American Europacific Growth Fund        This fund invests primarily in stocks of
                                        issuers located in Europe and the
                                        Pacific Rim.

American Balanced Fund                  This fund invests in a broad range of
                                        securities, including stocks and bonds.

Washington Mutual Investors Fund        This fund invests primarily in common
Class R4                                stock of larger, more established
                                        companies that have a strong record of
                                        earnings and dividends.

UBS PaineWebber Trust Stable            This fund invests in units of the
Value Fund*                             Guaranteed Investment Contract portfolio
                                        under the UBS PaineWebber Trust Company
                                        pooled trust.

Webster Financial Corporation           Invested primarily in the common stock
Common Stock Fund*                      of Webster Financial Corporation.

Seligman Capital Fund                   This fund invests primarily in common
                                        stock of medium-sized U.S. companies.

UBS Tactical Allocation Fund*           This fund invests in stocks in the S&P
                                        500 and short-term U.S. Treasury
                                        securities.

Dreyfus Founders Discovery Fund         This fund invests primarily in common
                                        stocks of small-cap companies. The fund
                                        may also invest in foreign securities.

MFS Mass Investors Growth Stock Fund    This fund invests in common stocks of
                                        U.S. companies for long-term growth.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD NOVEMBER 1, 2003 TO DECEMBER 31, 2003

Webster Financial Corporation                Invested primarily  in the common
Common Stock Fund*                           stock of Webster Financial
                                             Corporation.

Fidelity Managed Income Portfolio*           This is a stable value fund. It is
                                             a commingled pool of the Fidelity
                                             Group Trust for Employee Benefit
                                             Plans and is managed by Fidelity
                                             Management Trust Company .

Fidelity Inflation-Protected Bond Fund*      This fund is an income mutual fund
                                             that seeks a total return that
                                             exceeds the rate of inflation over
                                             the long term.

Fidelity Short-Term Bond Fund*               This fund is an income mutual fund
                                             that seeks to provide a high level
                                             of current income that is
                                             consistent with the preservation of
                                             capital.

PIMCO Total Return Fund -                    This fund is an income mutual fund
Administrative Class                         that seeks to provide high total
                                             return that exceeds general bond
                                             market indices.

Fidelity Balanced Fund*                      This fund is a balanced mutual fund
                                             that seeks to provide income and
                                             capital growth consistent with
                                             reasonable risk.

Fidelity Equity-Income Fund*                 This fund is a growth and income
                                             mutual fund that seeks to provide
                                             reasonable income.

Washington Mutual Investors Fund             This fund is a growth and income
Class R4                                     mutual fund that seeks to produce
                                             current income and to provide an
                                             opportunity for growth.

Fidelity Dividend Growth Fund*               This fund is a growth mutual fund
                                             that seeks to provide capital
                                             appreciation.

Spartan Total Market Index Fund              This fund is an index mutual fund
                                             that seeks to provide investment
                                             results that correspond to the
                                             total returns of a broad range of
                                             U.S. stocks.

Fidelity Growth Company Fund*                This fund is a growth mutual fund
                                             that seeks to provide capital
                                             appreciation.

American Growth Fund of America Class        This fund is a growth mutual fund
R4                                           that looks to increase value over
                                             the long term through capital
                                             growth.

Fidelity Mid-Cap Stock Fund*                 This fund is a growth mutual fund
                                             that seeks to provide long-term
                                             growth of capital.

Fidelity Small Cap Stock Fund*               This fund is a growth mutual fund
                                             that seeks to provide long-term
                                             capital growth.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Fidelity Diversified International Fund*     This fund is a growth mutual fund
                                             that invests internationally and
                                             seeks to provide capital growth.

Fidelity Worldwide Fund*                     This fund is a growth mutual fund
                                             that invests globally, including in
                                             the U.S. and seeks to provide
                                             capital growth.

Fidelity Freedom Income Fund*                This fund is an asset allocation
                                             mutual fund that seeks to provide
                                             high current income and, as a
                                             secondary objective, some capital
                                             appreciation for those already in
                                             retirement.

Fidelity Freedom 2000 Fund*                  This fund is an asset allocation
                                             mutual fund that seeks to provide
                                             high total returns for those
                                             planning to retire around 2000.

Fidelity Freedom 2010 Fund*                  This fund is an asset allocation
                                             mutual fund that seeks to provide
                                             high total returns for those
                                             planning to retire around 2010.

Fidelity Freedom 2020 Fund*                  This fund is an asset allocation
                                             mutual fund that seeks to provide
                                             high total returns for those
                                             planning to retire around 2020.

Fidelity Freedom 2030 Fund*                  This fund is an asset allocation
                                             mutual fund that seeks to provide
                                             high total returns for those
                                             planning to retire around 2030.

Fidelity Freedom 2040 Fund*                  This fund is an asset allocation
                                             mutual fund that seeks to provide
                                             high total returns for those
                                             planning to retire around 2040.

      * Indicates party-in-interest to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

      (c)Vesting

      All amounts contributed to the 401(k) Plan by the participant and the employer matching contributions are fully vested and non-forfeitable at all times. The employer discretionary contributions to the participants' value sharing accounts are subject to a four year vesting period. Refer to Notes 1(b) and 9 for further information on employer discretionary contributions. The participant's vested balance is increased or decreased by any investment gains or losses generated by the participant's account.

      (d) Payment of Benefits

      Under the Plan, effective December 31, 2002, a participant's "normal retirement date" is the date age 65 is attained. Previously, normal retirement age was 59 1/2. Payment options under the Plan for distributions through December 31, 2003 are either a single lump sum payment or a series of equal periodic payments in the form of an annuity. If the participant's vested account balance is no more than $5,000, the balance will be paid in a single lump sum payment within 90 days after the end of the plan year in which the participant becomes eligible to receive the payment. If the participant's vested account balance is more than $5,000, the payout will be in the form of an annuity unless the annuity option is waived. Participants who have an account balance of more than $5,000 may have their balance remain in the Plan. Participants may also elect to have the vested account balance directly rolled over to another qualified plan. The Plan was amended during the 2003 plan year to eliminate the annuity form of payment effective for distributions on or after January 1, 2004. Any installment payments under the 401(k) Plan will be provided directly from the participant's account rather than through the purchase of an annuity contract.

      In the event of a participant's total and permanent disability, a participant would receive their vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded upon distribution.

      (e) Loans

      Employees have the ability to borrow up to 50% of their account balances up to $50,000. Interest on the loan is paid by Plan participants to their account at prevailing interest rates through payroll deductions. Loans must generally be repaid within five years or by the normal retirement date of the borrower, if earlier. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.

      (f) Rollovers

      Under the Plan, transfers from other tax-qualified retirement plans are permitted even if the employee is not currently participating in the Plan. Eligible rollovers must be deposited to the Plan trust fund within 60 days of receipt. All eligible rollovers will be invested and distributed in accordance with the rules of the Plan. Refer to Note 4 within this report for further information concerning rollovers to the Plan.

      (g) Withdrawals

      Hardship withdrawals are permitted under the Plan.

      The Plan administrator is required by law to recognize obligations the participant incurs as a result of court-ordered support or alimony payments. The Plan administrator is obligated to honor a qualified domestic relations order ("QDRO"). If a QDRO is received by the Plan administrator, all or a portion of the Plan participant's account balance may be used to satisfy the obligation.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

      (h) Forfeitures

      Forfeitures totaled $57,270 and $16,569 at December 31, 2003 and 2002, respectively. The Plan allows for forfeited funds to be used to reduce employer contributions and/or plan expenses. During the 2003 plan year, no forfeited funds were used by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
Plan:

      (a) Basis of Accounting

      The accompanying financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America.

      (b) Purchases and Sales Transactions

      Transactions are recorded on a trade-date basis.

      (c) Valuation of Assets

      Investments are stated at current market values based upon quoted values. Loans to participants and short-term investments are stated at amortized cost, which approximates market value. Interest and dividend income is recorded as earned.

      (d) Payment of Benefits

      Benefits are recorded when paid.

      (e) Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (f) Administrative Expenses

      Total administrative fees during 2003 were $104,269, of which $80,600 was paid by the Bank and $23,669 was paid by the Plan. During 2002, administrative fees were $76,090, of which $66,730 was paid by the Bank and $9,360 was paid by the Plan. The $23,669 and $9,360 paid by the Plan during 2003 and 2002, respectively, represent loan and investment fund administrative costs charged directly to the Plan. There were no administrative fees charged to the Plan for the one day ended December 31, 2002.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

3.    INVESTMENTS

      The Plan's assets are invested in various mutual funds, a stable value fund and Webster common stock through Fidelity Management and Research Company, the Plan's investment advisor. Fidelity Investments Institutional Operations Company became the record keeper effective as of November 1, 2003. PFPC, Inc. was the record keeper for the Plan for the period of 2001 through October 31, 2003. PFPC, Inc. changed its name to Wystar Global Retirement Solutions on June 30, 2003. Fidelity Management Trust Company was appointed the new Plan trustee effective November 1, 2003. UBS PaineWebber was the trustee for the Plan for the period from December 31, 2001 through May 31, 2002 and Riggs Bank, N.A. was the Plan trustee effective June 1, 2002 through October 31, 2003. UBS PaineWebber, changed its name to UBS Financial Services on June 9, 2003. Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that includes Webster common stock. The participant may not direct the unvested balance in their value sharing account until it is fully vested.

      Refer to Note 1(b) within this report for investment options that were available for the 2003 plan year.

      The fair value of fund investments that exceed 5% of net assets available for benefits are as follows:

                                                              DECEMBER 31,
                                                       2003               2002
                                                    -----------         ----------
Webster Financial Corporation Common Stock Fund *   $20,788,726         15,121,003

UBS PaineWebber Trust Stable Value Fund *                    --          8,261,583

American Growth Fund of America                       8,406,176          5,274,640

American Fundamental Investors Fund                          --          5,240,789

American Bond Fund of America                                --          4,715,673

American New Perspective Fund                                --          3,275,140

Fidelity Managed Income Portfolio*                    9,909,897                 --

Fidelity Equity Income Fund*                          6,767,680                 --

PIMCO Total Return Fund-Administrative Class          6,260,122                 --

Fidelity Worldwide Fund*                              4,553,560                 --

Fidelity Mid-Cap Stock Fund*                          4,488,309                 --


* Indicates party-in-interest to the Plan

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

A summary of increases (decreases) in the value of the Plan's net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) is as follows:

                        2003                                         2002
                   January 1, 2003        One day ended       December 31, 2001
                  December 31, 2003     December 31, 2002     December 30, 2002
                  -----------------     -----------------     -----------------
Mutual Funds        $    8,110,775              88,134             (6,784,352)
Webster Stock            5,704,808             (49,974)             1,456,270
                    --------------             -------        ---------------
                    $   13,815,583              38,160             (5,328,082)
                    ==============             =======        ===============

4.    TRANSFER FROM OTHER PLANS

      During 2003 and 2002, the Plan did not directly receive any assets from the former plans of companies that were acquired by Webster. The Plan did receive rollover contributions from various participants of former plans related to acquired companies. Refer to Note 1(f) for further information concerning rollovers to the Plan.

5.    PLAN TERMINATION

      Although the Bank has not expressed any intent to terminate the Plan Agreement, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination, partial termination or discontinuation of contributions are fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Retirement Plans Committee appointed by the Board of Directors.

6.    TAX STATUS

      The IRS has determined and informed the Bank in a letter dated September 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code, as amended. Accordingly, no provision for income taxes has been made in the accompanying financial statements. On December 17, 2002, a Form 5308 was filed with the IRS to request a change in the plan year. The IRS approved the Form 5308 request on June 2, 2004. Refer to Note 9 within this report for further information concerning the Form 5308. It is the opinion of the Plan administrator that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

7.    RELATED PARTY TRANSACTIONS

      Certain investments are shares of mutual funds that are managed by Fidelity Investments Institutional Operations Company. Additionally, Fidelity Management Trust Company was the trustee for the Plan. Therefore, transactions related to these companies qualify as party-in-interest transactions.

      Webster Financial Corporation stock is an investment option under the Plan. Webster Financial Corporation is the parent of Webster Bank, the Plan's sponsor.

      Certain investments are shares of mutual funds managed by UBS PaineWebber. UBS PaineWebber was the trustee for the Plan for the period from December 31, 2001 through May 31, 2002, and therefore, these transactions qualify as party-in-interest transactions. The Plan had maintained two money market accounts at Riggs Bank, N.A., the Plan's prior trustee.

8.    AMENDMENTS

      The Plan was amended during the 2003 plan year as follows:

      (1) To incorporate the Safe Harbor amendments issued by the Internal Revenue Services, which relate to the final regulations governing required minimum distributions under Section 404(a)(9) of the Internal Revenue Code of 1986, as amended.

      (2) Effective November 1, 2003, Fidelity Management Trust Company became the trustee for the Plan, replacing Riggs Bank, N.A.

      (3) Effective November 1, 2003, Fidelity Investments Institutional Operations Company became the record keeper for the Plan replacing Wystar Global Retirement Solutions.

      (4)   a.    Effective November 1, 2003, employees are eligible to
                  participate in the Plan as of the first pay date following their satisfaction of the Plan's age and service eligibility requirements.

            b. Effective November 1, 2003, participants can change their deferral elections at anytime.

            c. Effective November 1, 2003, the Plan will accept rollovers from a Section 403(b) annuity and a governmental Section 457 Plan, as well as from another qualified plan and a conduit individual retirement account ("IRA"). However, the plan will not accept rollovers from regular IRAs, SEP IRAs or simple IRAs or rollovers of after-tax contributions.

            d. Effective January 1, 2004, participants are no longer able to receive a distribution of their account balance in the form of a lifetime annuity. Installment payments will be provided directly from the participant's account rather than through the purchase of an annuity contract.

            e. The definition of "compensation" was revised effective January 1, 2004, to include any amounts deferred under the nonqualified deferred compensation plan maintained by the Bank for its executive officers (other than amounts attributable to bonuses payable to highly

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

               compensated employees) and to exclude any amounts realized from the exercise of stock options or the vesting of restricted stock.

      (5) To add provisions for the former employees of Mathog. Refer to Item 1(a) within this report for further information on the Mathog acquisition.

      (6) To add provisions for the former employees of BIC. Refer to Item 1(a) within this report for further information on the BIC acquisition.

      (7) To add provisions for the former employees of LJF. Refer to Item 1(a) within this report for further information on the LJF acquisition.

      (8) To add provisions for the former employees of NABT. Refer to Item 1(a) within this report for further information on the NABT acquisition.

      The above information is meant to provide only a brief description of amendments to the Plan during the 2003 plan year. The Webster Bank Employee Investment Plan document should be referenced for complete information.

9.    SUBSEQUENT EVENTS

      On April 21, 2004, Webster Bank completed its conversion from a federal savings bank to a national bank charter, regulated by the Office of the Comptroller of the Currency. As a result of this conversion, Webster Bank changed its name to Webster Bank, N.A.

      Effective at the close of business on May 14, 2004, Webster acquired FIRSTFED AMERICA BANCORP, INC. ("FIRSTFED"). During the second quarter of 2004, the Plan will be amended to make provisions for the employees of FIRSTFED. The provisions will become effective as of the first date to which the processing of the payroll for FIRSTFED employees is performed in conjunction with the payroll for the employees of the Bank. All services rendered by employees of FIRSTFED prior to the acquisition date constitutes services rendered for the purpose of meeting the eligibility requirements for participation and vesting under the Plan. FIRSTFED will have their 401(k) plan merged into the Plan in 2004.

      The Bank's Board of Directors approved at the February 2004 meeting a value sharing discretionary profit sharing contribution to eligible employee participants in the Plan. Employees were eligible for this discretionary profit sharing contribution if they met eligibility requirements under the Plan during the 2003 plan year. Employees at the senior vice president and higher levels were not eligible for the discretionary profit sharing contribution. The discretionary profit sharing contribution totaled $500,000. This contribution was based on the financial performance of Webster for 2003 and therefore will be credited to eligible participants' accounts during 2004. The discretionary contribution was credited to a value sharing account in the Plan and will vest based on a graduated vesting schedule with one-third vesting after 2 years, another third after 3 years and the remaining third after 4 years. Any participant who had three or more years of service on December 30, 2002, will be considered 100% vested in their value sharing account.

      On March 31, 2004, Webster completed its acquisition of Phoenix National Trust Company ("Phoenix"), a wholly owned subsidiary of the Phoenix Companies, Inc. The former employees of Phoenix who joined Webster will become eligible to participate in the Plan after meeting the Plan's new employee

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

eligibility requirements. Service provided by the former employees of Phoenix will not count for eligibility in the Plan.

      On June 2, 2004, the IRS approved the Form 5308 that was submitted by the Plan on December 17, 2002 that requested that the plan year be changed back to a calendar year from a fiscal year that ended on December 30. This resulted in a short plan year that began and ended on December 31, 2002.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              SCHEDULE H - LINE 4i

                                DECEMBER 31, 2003

           IDENTITY OF ISSUE                         NUMBER OF SHARES HELD              CURRENT VALUE
Pimco Total Return Fund-Administrative              584,511.858 shares;                   $6,260,122
Class                                               value per share $ 10.71

American Growth Fund of America Class R4            343,810.879 shares;                    8,406,176
                                                    value per share $ 24.45

Washington Mutual Investors Fund Class R4           109,171.737 shares;                    3,136,504
                                                    value per share $ 28.73

Webster Financial Corporation                       453,308.460 shares;                   20,788,726
Common Stock Fund*                                  value per share $ 45.86

Fidelity Equity Income Fund *                       136,033.789 shares;                    6,767,680
                                                    value per share $ 49.75

Fidelity Growth Company Fund *                      65,376.812 shares;                     3,273,417
                                                    value per share $ 50.07

Fidelity Balanced Fund *                            138,173.851 shares;                    2,314,412
                                                    value per share $ 16.75

Fidelity Worldwide Fund *                           278,164.936 shares;                    4,553,560
                                                    value per share $ 16.37

Fidelity Diversified International Fund *           147,673.549 shares;                    3,561,886
                                                    value per share $ 24.12

Fidelity Dividend Growth Fund *                     55,103.04 shares;                      1,504,313
                                                    value per share $ 27.30

Fidelity Mid-Cap Stock Fund *                       208,081.085 shares;                    4,488,309
                                                    value per share $ 21.57

Fidelity Small Cap Stock Fund *                     188,164.211 shares;                    3,217,608
                                                    value per share $ 17.10

Fidelity Freedom Income Fund *                      5.140 shares;                                 56
                                                    value per share $ 11.09

Fidelity Freedom 2000 Fund *                        609.932 shares;                            7,185
                                                    value per share $ 11.78

Fidelity Freedom 2010 Fund *                        6,853.610 shares;                         89,234
                                                    value per share $ 13.02

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              SCHEDULE H - LINE 4i

                                DECEMBER 31, 2003

         IDENTITY OF ISSUE                           NUMBER OF SHARES HELD              CURRENT VALUE

Fidelity Freedom 2020 Fund *                        2,862.135 shares;                         37,265
                                                    value per share $ 13.02

Fidelity Freedom 2030 Fund *                        1,841.390 shares;                         23,846
                                                    value per share $ 12.95

Spartan Total Market Index Fund                     3,669.575 shares;                        109,757
                                                    value per share $ 29.91

Fidelity Short-Term Bond Fund *                     3,538.496 shares;                         31,988
                                                    value per share $ 9.04

Fidelity Managed Income Portfolio *                 9,909,897.00 shares;                   9,909,897
                                                    value per share $ 1.00

Fidelity Freedom 2040 Fund *                        7,473.016 shares;                         56,496
                                                    value per share $ 7.56

Fidelity Inflation Protected Bond Fund *            857.221 shares;                            9,438
                                                    value per share $ 11.01

                                                                       Total            $ 78,547,875

Fidelity Retirement Money Market Portfolio *                                            $     57,426

Loans to Participants                                Rate Range 5.00% to 10.50%         $  1,629,530

* Indicates party-in-interest to the Plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                                WEBSTER BANK
                                                EMPLOYEE INVESTMENT PLAN
                                                ---------------------------

Date:     June 25, 2004                         By:   /s/ R. David Rosato
                                                     ----------------------
                                                     R. David Rosato
                                                     Member of the Retirement
                                                     Plans Committee


Date:     June 25, 2004                         By:   /s/ Patrick T. Murphy
                                                     ----------------------
                                                     Patrick T. Murphy
                                                     Member of the Retirement
                                                     Plans Committee


Date:     June 25, 2004                         By:   /s/ William J. Healy
                                                     ----------------------
                                                     William J. Healy
                                                     Member of the Retirement
                                                     Plans Committee

                                  EXHIBIT INDEX

Exhibit
Number                                         Description
------                                         -----------
23                             Consent of Independent Registered Public
                               Accounting Firm